November 28, 2016

Via EDGAR

Sumeera Younis

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds)

File Nos. 811-05426 and 033-19338

Dear Ms. Younis:

Below are responses to your comments, which we received on November 14, 2016 relating to Post-Effective Amendment No. 155 (the “Amendment”) to the AIM Investment Funds (Invesco Investment Funds) (the Registrant’s) registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2016, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) and is scheduled to go effective December 1, 2016. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to Class A, Class B, Class C, Class Y, Class R5 and Class R6 shares of the Fund. Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

SUMMARY PROSPECTUS

1.	Comment: With respect to the Fund’s use of derivatives, please explain how such derivatives will be valued for purposes of the Fund’s 80% test.

Response: The Fund uses the daily mark-to-market value of its derivatives instruments when calculating the percentage of its net assets represented by derivatives that are counted towards its 80% test.

2.

Comment: With respect to the Fund’s investments in mortgage-backed securities (“MBS”), please confirm that the Fund’s concentration policy regarding MBS is consistent with the Morgan Stanley Mortgage Securities Trust and the BlackRock Multi-Sector Income Trust no-action letters issued by the SEC (the “No-Action Letters”).

Response: The Fund does not have a concentration policy regarding MBS. As provided in the Fund’s Statement of Additional Information (“SAI”) under the sub-section titled “Fundamental Restrictions,” the Fund will not make investments that will result in the “concentration” (as defined or interpreted under the 1940 Act or by the SEC) of its investments in the securities of issuers primarily engaged in the same industry. Therefore, the No-Action Letters are not applicable.

3.	Comment: Please confirm whether the Fund has Acquired Fund Fees and Expenses (“AFFE”) that are more than one basis point. If so, please include a separate line item in the fee table.

Response: The Registrant confirms that AFFE do not need to be included at this time.

4.	Comment: Please confirm that all fee waivers identified in the fee table will be in effect for at least one year from the effective date of the prospectus.

Response: The Registrant confirms that the fee waivers identified in the fee table will be in effect through December 1, 2017. The disclosure has been updated to reflect this date.

5.

Comment: Please confirm whether shorting will be a principal investment strategy of the Fund. If so, please confirm that the related expenses are included in the “Other Expenses” line item of the fee table.

Response: Registrant confirms that the Fund does not currently engage in short sales as a principal investment strategy.

6.	Comment: Please explain supplementally how the Fund will significantly invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: As disclosed in the prospectus, under normal circumstances, the Fund will invest its assets to provide exposure to investments that are economically tied to at least three countries, including the United States. As disclosed in the SAI, the Fund considers various factors when determining whether a company is in a particular country or region/continent, including whether (1) it is organized under the laws of a country or of a country in a particular region/continent; (2) it has a principal office in a country or in a country in a particular region/continent; (3) it derives 50% or more of its total revenues from businesses in a country or in a country in a particular region/continent; and/or (4) its securities are traded principally on a security exchange, or in an over-the-counter (OTC) market, in a country or in a country in a particular region/continent.

7.

Comment: With respect to the Fund’s investment in emerging markets countries, which are described in the prospectus as those that are in the early stages of their industrial cycle, please describe the methodology used to determine whether a country is in the early stages of its industrial cycle and, therefore, an emerging market country.

Response: The Registrant notes that the Fund’s SAI, under “Investment Strategies and Risks, Foreign Investments, Risks of Developing/Emerging Market Countries,” states that “Unless the Fund’s prospectus includes a different definition, the Fund considers developing and emerging market countries to be those countries that are not included in the MSCI World Index. The Fund considers developed countries of the European Union to be Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom.” The Registrant confirms that this definition is applicable to the Fund.

8.

Comment: With respect to the Fund’s investments in collaterized obligations, please explain supplementally how much the Fund will invest in entities subject to Sections 3(c)(1) and 3(c)(7) of the 1940 Act. In addition, please confirm supplementally how much the Fund will invest in non-agency mortgage-backed securities, such as commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”) and collaterized mortgage obligations (“CDOs”).

Response: The Registrant confirms that the Fund is expected to invest less than 5% of its assets in collaterized obligations of entities relying on the exemptions found in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. The Registrant also confirms that the Fund will not invest more than 15% of its assets in non-agency CMBS, RMBS and CDOs.

9.

Comment: With respect to the Fund’s investment in exchange-traded funds (“ETFs”), please confirm whether the Fund will invest more than 25% of its assets in affiliated ETFs. If so, please include additional disclosures concerning the names, principal investment strategies, and associated principal risks of the affiliated ETFs.

Response: The Registrant confirms that the Fund will not invest more than 25% of its assets in affiliated ETFs.

10.

Comments: In the ninth paragraph under “Principal Investment Strategies of the Fund,” (a) please restate in plain English the phrase “active duration and yield curve positioning,” and (b) please explain the meanings of the terms “maturity” and “duration,” since the Fund is a bond fund.

Responses

(a) With respect to phrase “active duration and yield curve positioning,” the Registrant has modified the disclosure as follows (new language underlined):

“The Fund utilizes active duration (i.e., making investments to reduce or increase the sensitivity of the Fund’s portfolio to interest rate changes) and yield curve positioning (i.e., making investments that allow the Fund to benefit from varying interest rates) for risk management and for generating alpha (return on investments in excess of the Bloomberg Barclay’s Global Aggregate Index (the “benchmark index”)). The Fund may invest in securities of any maturity or duration. The average maturity of securities in the Fund’s portfolio will fluctuate based on the portfolio managers’ view of economic, market and political conditions.”

(b) The Registrant notes the definition of duration can be found in paragraph 13, under “Investment Objective(s) and Strategies” section of the prospectus. With respect to the term “maturity,” the Registrant will add the following definition following the second sentence in paragraph 13: “Maturity is the date at which the security’s issuer legally agrees to repay the principal.”

11.

Comment: Please confirm whether investing in bank loans will be a principal investment strategy of the fund. If so, please explain supplementally how significant the Fund’s holdings of floating rate debt instrument holdings will be.

Response: The Registrant confirms that investing in bank loans will not be a principal investment strategy of the Fund. The Registrant also notes that the Fund will not invest more than 25% of its assets in floating rate debt instruments.

12.	Comment: Please clarify the risk factors referred to in the first sentence of the 12th paragraph under “Principal Investment Strategies of the Fund.”

Response: For clarification, the Registrant has revised the disclosure as follows (new language underlined):

Specialists employ a bottom-up approach to recommend larger or smaller exposure to specific risk factors, such as currency risk and corporate credit risk. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers rely on recommendations of these market-specific specialists for adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology.

13.	Comment: With respect to “Liquidity Risk” found under “Principal Risks of Investing in the Fund,” please consider specifying which securities the risk particularly applies to.

Response: “Liquidity Risk” is included because the Fund may invest in illiquid or thinly traded securities. This concept is discussed in the Fund’s principal investment strategy section, which provides: “The Fund may invest in illiquid or thinly traded securities, as well as securities that are subject to resale restrictions such as those contained in Rule 144A promulgated under the Securities Act of 1933.”

14.	Comment: With respect to “Zero Coupon or Pay-In-Kind Securities Risk” found under “Principal Risks of Investing in the Fund,” please expand the risk disclosure to include the following:

“Please note that pay-in-kind interest has the effect of generating investment income and also the effect of increasing the incentive fees payable at a compounded rate. In addition, please note that the deferral of pay-in-kind interest also reduces the loan-to-value ratio at a compounding rate. Finally, please note that pay-in-kind securities pose the risk that incentive fees would be paid to the investment adviser based on non-cash accruals that ultimately may not be realized by the Fund, and the investment adviser would be under no obligation to reimburse the Fund for the fees.”

Response: The Registrant does not believe that the additional risks of pay-in-kind securities, as described above, are principal risks of the Fund, and respectfully declines to include the additional disclosure.

15.	Comment: In the Annual Total Return Table, please confirm all annual returns shown are pre-tax.

Response: The Registrant confirms that all average annual total returns shown, other than those noted as “After Taxes,” are pre-tax. As required by Instructions 3(c)(i) and (ii) to Item 4(b)(2) of Form N-1A, after-tax returns are shown for one class only—Class A. This concept is discussed in the paragraph immediately following the Average Annual Total Returns Table, which provides: “After-tax returns are shown for Class A shares only and after-tax returns for other classes will vary.”

STATUTORY PROSPECTUS

16.

Comment: With respect to the Fund’s investments in total return swaps and leverage risk, please confirm supplementally whether the Fund is setting aside an appropriate amount of liquid assets, pursuant to Section 18 of the 1940 Act and SEC Release No. IC-10666.

Response:

Confirmed. The Fund will set aside segregated assets equating to an appropriate amount.

The Registrant believes that the Fund’s asset coverage policy with respect to total return swaps is reasonable and consistent with the principles underlying SEC and Staff guidance with respect to Section 18 of the 1940 Act as well as the available information published regarding asset coverage approaches in the Investment Company Act Release No. 10666 (Apr. 18, 1979) and the SEC’s August 2011 concept release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011).

STATEMENT OF ADDITIONAL INFORMATION

17.

Comment: Please confirm whether the Fund invests, or is expected to invest, in contingent convertible securities (“CoCos”). If so, please provide additional disclosure as appropriate, based on the extent of the investments and the characteristics of the particular CoCos (for example, credit quality and conversion triggers).

Response: To the extent the Fund invests in CoCos, it currently intends to limit such investments to no more than 10% of the Fund’s net assets. The Registrant believes that the existing disclosure is appropriate at the present time considering the Fund’s current intended investments in CoCos.

Please do not hesitate to contact me at 404-439-3428 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

Odeh Stevens

Senior Counsel

Fund Summary
Investment Objective(s)
The Fund's investment objective is total return, comprised of current income and capital appreciation.
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in the Invesco Funds. More information about these and other discounts is available from your financial professional and in the section “Shareholder Account Information-Initial Sales Charges (Class A Shares Only)” on page A-3 of the prospectus and the section “Purchase, Redemption and Pricing of Shares-Purchase and Redemption of Shares” on page L-1 of the statement of additional information (SAI).
Shareholder Fees (fees paid directly from your investment)
Class:	A	B	C	Y
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.25%	None	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	None [1]	5.00%	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Class:	A	B	C	Y
Management Fees	0.65%	0.65%	0.65%	0.65%

Distribution and/or Service (12b-1) Fees	0.25	1.00	1.00	None

Other Expenses	0.82	0.82	0.82	0.82

Total Annual Fund Operating Expenses	1.72	2.47	2.47	1.47

Fee Waiver and/or Expense Reimbursement[2]	0.78	0.78	0.78	0.78

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.94	1.69	1.69	0.69

1	A contingent deferred sales charge may apply in some cases. See “Shareholder Account Information-Contingent Deferred Sales Charges (CDSCs).”
2	Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed in the SAI) of Class A, Class B, Class C and Class Y shares to 0.94%, 1.69%, 1.69% and 0.69%, respectively, of the Fund's average daily net assets. Unless Invesco continues the fee waiver agreement, it will terminate on December 1, 2017. The fee waiver agreement cannot be terminated during its term.
Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain equal to the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement in the first year and the Total Annual Fund Operating Expenses thereafter.
Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
	1 Year	3 Years	5 Years	10 Years
Class A	$517	$871	$1,249	$2,307

Class B	$672	$995	$1,445	$2,561

Class C	$272	$695	$1,245	$2,747

Class Y	$ 70	$388	$ 728	$1,690

You would pay the following expenses if you did not redeem your shares:
	1 Year	3 Years	5 Years	10 Years
Class A	$517	$871	$1,249	$2,307

Class B	$172	$695	$1,245	$2,561

Class C	$172	$695	$1,245	$2,747

Class Y	$ 70	$388	$ 728	$1,690

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 135% of the average value of its portfolio.
Principal Investment Strategies of the Fund
The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowing for investment purposes) in fixed income securities and in derivatives and other instruments that have economic characteristics similar to such securities. Fixed income securities that the Fund may invest in include U.S. and foreign government, corporate or agency securities of varying maturities, including securitized securities, such as asset-backed and mortgage-backed securities, and commercial paper and other short-term debt instruments.
The Fund will invest in securities of U.S. and foreign issuers, including securities of issuers located in emerging markets countries; i.e., those that are in the early stages of their industrial cycles. Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three countries, including the United States; but the Fund is permitted to invest substantially all of its assets in securities of foreign issuers, including securities of issuers located in emerging markets countries.
The Fund may invest up to 25% of its net assets in non-investment grade securities. Securities rated below investment grade are commonly referred to as junk bonds. Investment grade securities are: (i) securities rated BBB- or higher by Standard & Poor’s Ratings Services (S&P) or Baa3 or higher by Moody’s Investors Service, Inc. (Moody’s) or an equivalent rating by another nationally recognized statistical rating organization (NRSRO), (ii) securities with comparable short-term NRSRO ratings, or (iii) unrated securities determined by Invesco Advisers, Inc. (Invesco or the Adviser) to be of comparable quality, each at the time of purchase.
The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). The Fund may invest in illiquid or thinly traded securities, as well as securities that are subject to resale restrictions such as those contained in Rule 144A promulgated under the Securities Act of 1933. The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.
The Fund may purchase and sell securities on a when-issued and delayed delivery basis, which means that the Fund buys or sells a security with payment and delivery taking place in the future.
The Fund may invest in affiliated and unaffiliated exchange-traded funds (ETFs).
The Fund may invest in various derivatives instruments for purposes of pursuing its investment goals, for risk management, portfolio management, earning income, managing target duration, gaining exposure to a particular asset class or hedging its exposure to particular investments or non-U.S. currencies. Such derivatives may include, among others, currency-related derivatives, such as currency futures, options and forward foreign currency

1                                  Invesco World Bond Fund

contracts; interest rate-related derivatives, such as interest rate swaps and futures, options on bond or rate futures and swaptions (options on swaps); credit-related derivatives, such as credit default swaps, credit default index swaps, total return swaps and credit default swap options; and volatility derivatives, such as volatility swaps. The Fund may also invest in options and swaps on ETFs. The Fund’s investments in derivatives may create leveraged exposure to certain fixed income markets. Leverage occurs when the investments in derivatives create greater economic exposure than the amount invested.
The Fund can engage in foreign currency transactions either on a spot basis (i.e., for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time) or through forward foreign currency contracts to gain or mitigate the risk of foreign currency exposure.
The Fund utilizes active duration (i.e., making investments to reduce or increase the sensitivity of the Fund’s portfolio to interest rate changes) and yield curve positioning (i.e., making investments that allow the Fund to benefit from varying interest rates) for risk management and for generating alpha (return on investments in excess of the Bloomberg Barclay’s Global Aggregate Index (the “benchmark index”)). The Fund may invest in securities of any maturity or duration. The average maturity of securities in the Fund’s portfolio will fluctuate based on the portfolio managers’ view of economic, market and political conditions.
The portfolio managers may utilize the benchmark index as a reference in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as sector and issuer weightings and duration relative to the benchmark index. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risk factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha.
The portfolio managers generally rely upon a team of market-specific specialists for trade execution and for assistance in determining the most efficient way (in terms of cost-efficiency and security selection) to implement those recommendations. Although a variety of specialists provide input in the management of the Fund, the portfolio managers retain responsibility for ensuring the Fund is positioned appropriately in terms of risk exposures and position sizes.
Specialists employ a bottom-up approach to recommend larger or smaller exposure to specific risk factors, such as currency risk and corporate credit risk. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers rely on recommendations of these market-specific specialists for adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology.
Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (such as duration, currency, yield curve positioning and sector exposure), a need to limit or reduce the Fund’s exposure to a particular security, issuer or currency, degradation of an issuer’s credit quality, changes in exchange rates or general liquidity needs of the Fund.
In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.
Principal Risks of Investing in the Fund
As with any mutual fund investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:
Active Trading Risk. Active trading of portfolio securities may result in added expenses, a lower return and increased tax liability.
Changing Fixed Income Market Conditions Risk. The current low interest rate environment was created in part by the Federal Reserve Board (FRB) and certain foreign central banks keeping the federal funds and equivalent foreign rates near, at or below zero. Increases in the federal funds and equivalent foreign rates may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, decreases in fixed income dealer market-making capacity may also potentially lead to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments and share price may decline. Changes in central bank policies could also result in higher than normal shareholder redemptions, which could potentially increase portfolio turnover and the Fund’s transaction costs.
Collateralized Loan Obligations Risk. CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorbs losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.
Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.
Derivatives Risk. The value of a derivative instrument depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, including counterparty, leverage and liquidity risks. Counterparty risk is the risk that the counterparty to the derivative contract will default on its obligation to pay the Fund the amount owed or otherwise perform under the derivative contract. Derivatives create leverage risk because they do not require payment up front equal to the economic exposure created by owning the derivative. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative, which may make the Fund’s returns more volatile and increase the risk of loss. Derivative instruments may also be less liquid than more traditional investments and the Fund may be unable to sell or close out its derivative positions at a desirable time or price. This risk may be more acute under adverse market conditions, during which the Fund may be most in need of liquidating its derivative positions. Derivatives may also be harder to value, less tax efficient and subject to changing government regulation that could impact the Fund’s ability to use certain derivatives or their cost. Also, derivatives used for hedging or to gain
2                                  Invesco World Bond Fund

Fund may invest in include U.S. and foreign government, corporate or agency securities of varying maturities, including securitized securities, such as asset-backed and mortgage-backed securities, and commercial paper and other short-term debt instruments.
The Fund will invest in securities of U.S. and foreign issuers, including securities of issuers located in emerging markets countries; i.e., those that are in the early stages of their industrial cycles. Under normal circumstances, the Fund will provide exposure to investments that are economically tied to at least three countries, including the United States; but the Fund is permitted to invest substantially all of its assets in securities of foreign issuers, including securities of issuers located in emerging markets countries. The Schedule of Investments included in the Fund’s annual and semi-annual reports identifies the countries in which the Fund had invested, as of the date of the reports.
The Fund may invest up to 25% of its net assets in non-investment grade securities. Securities rated below investment grade are commonly referred to as junk bonds. Investment grade securities are: (i) securities rated BBB- or higher by Standard & Poor’s Ratings Services (S&P) or Baa3 or higher by Moody’s Investors Service, Inc. (Moody’s) or an equivalent rating by another nationally recognized statistical rating organization (NRSRO), (ii) securities with comparable short-term NRSRO ratings, or (iii) unrated securities determined by the Adviser to be of comparable quality, each at the time of purchase.
The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). The Fund may invest in illiquid or thinly traded securities, as well as securities that are subject to resale restrictions such as those contained in Rule 144A promulgated under the Securities Act of 1933. The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities. Zero coupon securities are debt securities that do not entitle the holder to any periodic payment of interest prior to maturity or a specified date when the securities begin paying current interest. Payment-in-kind securities are debt securities that pay interest through the issuance of additional securities.
The Fund may purchase and sell securities on a when-issued and delayed delivery basis, which means that the Fund buys or sells a security with payment and delivery taking place in the future. The payment obligation and the interest rate are fixed at the time the Fund enters into the commitment. No income accrues on such securities until the date the Fund actually takes delivery of the securities.
The Fund may invest in affiliated and unaffiliated ETFs.
The Fund may invest in various derivatives instruments including, among others, currency-related derivatives, such as currency futures, options and forward foreign currency contracts; interest rate-related derivatives, such as interest rate swaps and futures, options on bond or rate futures and swaptions (options on swaps); credit-related derivatives, such as credit default swaps, credit default index swaps, total return swaps and credit default swap options; and volatility derivatives, such as volatility swaps. The Fund may also invest in options and swaps on ETFs. The Fund’s investments in derivatives may create leveraged exposure to certain fixed income markets. Leverage occurs when the investments in derivatives create greater economic exposure than the amount invested.
A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indexes, reference rates, commodities, currencies or other assets. The notional amount of a swap is based on the nominal or face amount of a reference asset that is used to calculate payments made on that swap; the notional amount typically is not exchanged between counterparties. The parties to the swap use variations in the value of the underlying asset to calculate payments between them through the life of the swap. The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Fund can also use swap contracts, including credit default swaps to create long or short exposure to corporate or sovereign debt securities. The Fund can further use credit default index swaps to hedge credit risk or take a position on a basket of credit entities; total return swaps to gain exposure to a reference asset; volatility swaps to adjust the volatility profile of the Fund; and swaps on ETFs to manage interest rate, credit and other exposures.
An option is a derivative financial instrument that reflects a contract between two parties for a future transaction on an asset at a reference price. The buyer of the option gains the right, but not the obligation, to engage in that transaction, while the seller incurs the corresponding obligation to fulfill the transaction. The price of an option derives from the difference between the reference price and the value of the underlying asset (commonly a stock, a bond, a currency or a futures contract) plus a premium based on the time remaining until the expiration of the option. Other types of options exist, and options can in principle be created for any type of valuable asset. The Fund can use options, including currency options, to seek alpha (return on investments in excess of the benchmark index) or to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated. The Fund can also use credit default swap options to gain the right to enter into a credit default swap at a specified future date. The Fund can further use swaptions (options on swaps) to manage interest rate risk; options on bond or rate futures to manage interest rate exposure; and options on ETFs to manage interest rate, credit and other exposures.
A futures contract is a standardized agreement between two parties to buy or sell a specified quantity of an underlying asset at a specified price at a specified future time. The value of the futures contract tends to increase and decrease in tandem with the value of the underlying asset. Futures contracts are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Depending on the terms of the particular contract, futures contracts are settled by purchasing an offsetting contract, physically delivering the underlying instrument on the settlement date or paying a cash settlement amount on the settlement date. The Fund can use futures contracts, including interest rate futures, to increase or reduce its exposure to interest rate changes. The Fund can also use currency futures to increase or decrease its exposure to foreign currencies.
The Fund can engage in foreign currency transactions either on a spot basis or through forward foreign currency contracts to gain or mitigate the risk of foreign currency exposure. Spot contracts allow for prompt delivery and settlement at the rate prevailing in the currency exchange market at the time. A forward foreign currency contract is an agreement between parties to exchange a specified amount of currency at a specified future time at a specified rate. Forward foreign currency contracts are used to protect against uncertainty in the level of future currency exchange rates or to gain or modify exposure to a particular currency.
The Fund utilizes active duration (i.e., making investments to reduce or increase the sensitivity of the Fund’s portfolio to interest rate changes) and yield curve positioning (i.e., making investments that allow the Fund to benefit from varying interest rates) for risk management and for generating alpha (return on investments in excess of the benchmark index). The Fund may invest in securities of any maturity and duration. Maturity is the date at which the security’s issuer legally agrees to repay the principal. The average maturity of securities in the Fund’s portfolio will fluctuate based on the portfolio managers’ view of economic, market and political conditions. Duration is a measure of volatility expressed in years and represents the anticipated percent change in a bond’s price at a single point in time for a 1% change in yield. As duration increases, volatility increases as applicable interest rates change. For example, the value of a fixed income security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.
The portfolio managers may utilize the benchmark index as a reference in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as sector and issuer weightings and duration relative to the
5                                  Invesco World Bond Fund

benchmark index. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risk factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha.
The portfolio managers generally rely upon a team of market-specific specialists for trade execution and for assistance in determining the most efficient way (in terms of cost-efficiency and security selection) to implement those recommendations. Although a variety of specialists provide input in the management of the Fund, the portfolio managers retain responsibility for ensuring the Fund is positioned appropriately in terms of risk exposures and position sizes.
Specialists employ a bottom-up approach to recommend larger or smaller exposure to specific risk factors, such as currency risk and corporate credit risk. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers rely on recommendations of these market-specific specialists for adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology.
Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (such as duration, currency, yield curve positioning and sector exposure), a need to limit or reduce the Fund’s exposure to a particular security, issuer or currency, degradation of an issuer’s credit quality, changes in exchange rates or general liquidity needs of the Fund.
In attempting to meet its investment objective, the Fund engages in active and frequent trading of portfolio securities.
In anticipation of or in response to market, economic, political, or other conditions, the Fund’s portfolio managers may temporarily use a different investment strategy for defensive purposes. If the Fund’s portfolio managers do so, different factors could affect the Fund’s performance and the Fund may not achieve its investment objective.
The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. The Fund may also invest in securities and other investments not described in this prospectus.
For more information, see “Description of the Funds and Their Investments and Risks” in the Fund’s SAI.
Risks
The principal risks of investing in the Fund are:
Active Trading Risk. Active trading of portfolio securities may result in high brokerage costs, which may lower the Fund’s actual return. Active trading also may increase the proportion of the Fund’s gains that are short term, which are taxed at a higher rate than long term gains.
Changing Fixed Income Market Conditions Risk. The current low interest rate environment was created in part by the Federal Reserve Board (FRB) and certain foreign central banks keeping the federal funds and equivalent foreign rates near, at or below zero. Increases in the federal funds and equivalent foreign rates may expose fixed income markets to heightened volatility and reduced liquidity for certain fixed income investments, particularly those with longer maturities. In addition, decreases in fixed income dealer market-making capacity may persist in the future, potentially leading to heightened volatility and reduced liquidity in the fixed income markets. As a result, the value of the Fund’s investments and share price may decline. In addition, because of changing central bank policies, the Fund may experience higher than normal shareholder redemptions which could potentially increase portfolio turnover and the Fund’s transaction costs and potentially lower the Fund’s performance returns.
Collateralized Loan Obligations Risk. CLOs are subject to the risks of substantial losses due to actual defaults by underlying borrowers, which will be greater during periods of economic or financial stress. CLOs may also lose value due to collateral defaults and disappearance of subordinate tranches, market anticipation of defaults, and investor aversion to CLO securities as a class. The risks of CLOs will be greater if the Fund invests in CLOs that hold loans of uncreditworthy borrowers or if the Fund holds subordinate tranches of the CLO that absorbs losses from the defaults before senior tranches. In addition, CLOs are subject to interest rate risk and credit risk.
Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. If an issuer seeks to restructure the terms of its borrowings or the Fund is required to seek recovery upon a default in the payment of interest or the repayment of principal, the Fund may incur additional expenses. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.
Derivatives Risk. A derivative is an instrument whose value depends largely on (and is derived from) the value of an underlying security, currency, commodity, interest rate, index or other asset (each referred to as an underlying asset). In addition to risks relating to the underlying assets, the use of derivatives may include other, possibly greater, risks, which are described below.
■	Counterparty Risk. Certain derivatives do not trade on an established exchange (referred to as over-the-counter (OTC) derivatives) and are simply financial contracts between the Fund and a counterparty. When the Fund is owed money on an OTC derivative, the Fund is dependent on the counterparty to pay or, in some cases, deliver the underlying asset, unless the Fund can otherwise sell its derivative contract to a third party prior to its expiration. Many counterparties are financial institutions such as banks and broker-dealers and their creditworthiness (and ability to pay or perform) may be negatively impacted by factors affecting financial institutions generally. In addition, in the event that a counterparty becomes bankrupt or insolvent, the Fund’s ability to recover the collateral that the Fund has on deposit with the counterparty could be delayed or impaired. For derivatives traded on a centralized exchange, the Fund generally is dependent upon the solvency of the relevant exchange clearing house (which acts as a guarantor for each contractual obligation under such derivatives) for payment on derivative instruments for which the Fund is owed money.
■	Leverage Risk. Many derivatives do not require a payment up front equal to the economic exposure created by owning the derivative, which creates a form of leverage. As a result, an adverse change in the value of the underlying asset could result in the Fund sustaining a loss that is substantially greater than the amount invested in the derivative. Leverage may therefore make the Fund’s returns more volatile and increase the risk of loss. The Fund segregates or earmarks liquid assets with a value at least equal to the amount that the Fund owes the derivative counterparty each day, if any, or otherwise holds instruments that offset the Fund’s daily obligation
6                                  Invesco World Bond Fund